File No. 812-13379

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECOND AMENDMENT
to
APPLICATION
of
JOHN HANCOCK ADVISERS, LLC AND JOHN HANCOCK INVESTMENT
MANAGEMENT SERVICES, LLC
FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE
INVESTMENT COMPANY ACT OF 1940 EXEMPTING APPLICANTS FROM
SECTIONS 17(a) AND 12(d)(3) OF THE ACT AND UNDER SECTION 17(d) OF THE
ACT AND RULE 17d-1 THEREUNDER PERMITTING APPLICANTS TO ENGAGE
IN CERTAIN TRANSACTIONS

Please send all communications, notices and orders to:
Christopher P. Harvey, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116-5021
Copies to:
John J. Danello, Esq.
John Hancock Financial Services, Inc.
601 Congress Street
Boston, MA 02210
This Application (including exhibits)
consists of 60 pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: JOHN HANCOCK ADVISERS, LLC and JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC File No. 812-13379	: : : : : : : : :	Second Amendment to
Application for an Order
Pursuant to Sections 6(c) and
17(b) of the Investment
Company Act of 1940
Exempting Applicants from
Sections 17(a) and 12(d)(3)
and Under Section 17(d) of
the Act and Rule 17d-1
:	Thereunder Permitting
:	Applicants to Engage in the
:	Transactions Contemplated by this Application.
I. INTRODUCTION
     The undersigned applicants, John Hancock Advisers, LLC (“JHA” or an “Adviser”) and John Hancock Investment Management Services, LLC (“JHIMS” or an “Adviser” and together with JHA, the “Advisers”) (each, an “Applicant” and together, the “Applicants”), hereby request an order of exemption from the Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) from Section 17(a) of the Act, and pursuant to Section 6(c) of the Act from Section 12(d)(3) of the Act. The Applicants also seek an order pursuant to Rule 17d-1 under the Act to permit the transactions described in this Application to the extent that they might be deemed to be joint transactions within the meaning of Section 17(d) and Rule 17d-1. The Applicants request that any order granted pursuant to this Application apply to any existing and future registered investment company or series thereof that will offer Principal Protection or Protected Payments (each, as defined below) and has as its investment adviser JHA, JHIMS or another registered investment adviser that controls, is controlled by or is under common control with an Adviser (collectively the “Funds”), and any entity that now or in the future controls, is controlled by or is under common control with, an Adviser (a “John Hancock Affiliate”) and that provides Principal Protection or Protected Payments to a Fund or serves as a Hedging Counterparty (each as defined below) in reliance on the order granted hereunder.1
     A Fund may pursue its investment objective by investing either directly in portfolio instruments appropriate to its strategy or indirectly through a “fund of funds” structure. Each Fund proposes to provide either a form of principal protection (“Principal Protection”) or protected payments (“Protected Payments”), or a combination of both. A Fund that offers Principal Protection will permit shareholders who hold their Fund shares for a prescribed period of time to redeem their shares at the end of the period (the “Maturity Date”) and receive no less than the amount of their initial investment (subject to certain adjustments, as discussed below) (the “Protected Amount”). A Fund that offers Protected Payments will permit shareholders who hold their Fund shares at set intervals (e.g., every month or quarter) over the course of the prescribed period (e.g., a 10-year, 15-year or 20-year period) and/or until the Maturity Date to receive a Protected Payment in the form of a guaranteed minimum distribution payment2 (subject to certain

[1]	All existing entities currently intending to rely on the requested order have been named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

[2]	The distribution payments may include a combination of dividends, short and long term capital gains, and, in the case of a Protected Payments Arrangement (defined below), a return of capital to the extent that a Fund does not have sufficient income to pay the Protected Amount at a particular interval.

adjustments, as discussed below) based on a fixed initial amount (for example, a percentage of the Fund’s initial net asset value per share), regardless of fluctuations in the Fund’s net asset value.3 On the Maturity Date, shareholders will be entitled to receive the remaining value, if any, of their investment, including any capital appreciation.
     In each case, the Principal Protection or Protected Payments will be achieved primarily either through a dynamic asset allocation process known as “constant proportion portfolio insurance” (“CPPI”) or by a less constrained, non-formulaic dynamic allocation process, in either case, pursuant to which the Fund will actively allocate its assets among a wide range of equity and fixed income securities or, if the Fund operates in a “fund of funds” structure, among shares of underlying investment companies (“Underlying Funds”) that, as a group, invest in a wide range of equity and fixed income securities.4 The Underlying Funds in a “fund of funds” structure may be advised or subadvised by one of the Advisers or may be unaffiliated with the Advisers.
     The Fund will enter into a financial guarantee agreement, warranty or wrap agreement, or other protection agreement (the “Protection Agreement”),5 in each case,

Although the accounting treatment for payments received by a Fund under a Protection Agreement may vary depending on the form the Protection Agreement takes, it is generally expected that any such amounts received by the Fund will be treated as capital gain on a security (i.e. the Protection Agreement) owned by the Fund.

[3]	A Fund that offers Protected Payments may also be structured in the future to permit shareholders who hold their Fund shares until the Maturity Date to receive a Protected Payment in the form of a guaranteed minimum distribution payment based on a combination of a fixed initial amount and/or a percentage of the Fund’s net asset value per share to the extent the Fund’s net asset value per share increases over the course of a prescribed period.

[4]	A Fund that operates in a “fund of funds” structure may also invest directly in equity and fixed income securities and in other types of instruments as noted under “Statement of Facts – Structure of the Funds” below.

[5]	Other forms that Protection Agreements may take include annuities, funding agreements, synthetic GICs, insurance policies, letters of credit, swap agreements and other privately negotiated contracts (which may be derivatives contracts). All would contain similar economic characteristics requiring the Protection Provider (as defined below) to make payments to the Fund in the event of a shortfall as described below.

structured to pay to the Fund the amount of any shortfall between the aggregate Protected Amount and the net asset value of the Fund on the Maturity Date, in the case of Principal Protection, and/or the amount of any shortfall between the amount the Fund may distribute from income, realized gains or returns of principal and the Protected Payment, in the case of Protected Payments. The bank, brokerage firm, insurance company, financial services firm or other financial institution that is a party to the Protection Agreement is called the “Protection Provider.” In certain cases, the Protection Provider may seek to hedge all or a portion of its risks by entering into a derivatives contract, reinsurance contract or any other contract with a third party (the “Hedging Counterparty”). The Applicants are seeking relief pursuant to this application (the “Application”) to the extent necessary to enable a John Hancock Affiliate to serve as a Protection Provider or as a Hedging Counterparty with respect to a Protection Agreement relating to a Fund.
     Section 17(a) of the Act generally prohibits the knowing purchase or sale of securities or other property between a registered investment company and an affiliated person, or an affiliated person of such a person (a “second-tier affiliate”). Section 17(d) of the Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company, or a second-tier affiliate, acting as principal, from participating in or effecting any transaction in connection with a “joint enterprise or other joint arrangement or profit-sharing plan” in which the investment company participates, unless the transaction has been permitted by an order issued by the Commission. Section 12(d)(3) of the Act generally prohibits a registered investment company from acquiring a security issued by, or other interest in the business of, any broker, dealer, underwriter or investment adviser. To the extent that a John Hancock Affiliate enters into a Protection Agreement with a Fund, or serves as a Hedging Counterparty to a Protection Provider to a Fund (each, an “Affiliated Protection Arrangement”), one or more of these provisions may be implicated. The Applicants therefore seek relief hereunder to the extent necessary to permit a Fund to enter into an Affiliated Protection Arrangement. Section 12(d)(3) may also be implicated for certain types of Protection Agreements that are not Affiliated Protection Arrangements if the proposed Protection Provider is engaged in a securities-related business (particularly if it were to be so engaged in circumstances not permitted by Rule 12d3-1). The Applicants therefore seek relief hereunder to the extent necessary to permit those transactions as well.
     The Applicants believe that the relief requested by this Application meets the standards set forth in Sections 6(c) and 17(b) and Rule 17d-1. Specifically, for the reasons discussed in this Application, Applicants submit that the relief requested from Sections 17(a) and 12(d)(3) pursuant to Section 6(c) is necessary and appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; the relief requested from Section 17(a) pursuant to Section 17(b) relates to transactions which will be reasonable and fair and will not involve overreaching on the part of any person concerned, will be consistent with the policy of each Fund and will be consistent with the general purposes of the Act; and if the order requested pursuant to Rule 17d-1 is granted, the participation of each Fund in an Affiliated Protection Arrangement will be consistent with the provisions, policies and purposes of the Act and not on a basis different from or less advantageous than that of other participants.

II. STATEMENT OF FACTS
A. The Applicants.
     JHA (formerly John Hancock Advisers, Inc.) is a Delaware limited liability company, which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). JHA is an indirect, wholly-owned subsidiary of John Hancock Financial Services, Inc., a subsidiary of Manulife Financial Corporation (“Manulife”). Manulife and its subsidiaries are primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States, Canada and around the world. JHA serves as investment adviser to 47 registered investment companies. JHA managed assets of approximately $18 billion as of June 30, 2009. JHA receives a fee for its investment advisory services to a Fund based on a percentage of the Fund’s average daily net assets pursuant to an investment advisory agreement.6
     JHIMS (formerly Manufacturers Securities Services, LLC) is a Delaware limited liability company, which is registered as an investment adviser under the Advisers Act. JHIMS is an indirect, wholly owned subsidiary of John Hancock Life Insurance Company USA, a subsidiary of Manulife. JHIMS serves as investment adviser to 157 registered investment companies. JHIMS managed assets of approximately $99 billion as of September 30, 2009. JHIMS receives a fee for its investment advisory services to a Fund based on a percentage of the Fund’s average daily net assets pursuant to an investment advisory agreement. Manulife is a leading global provider of financial

[6]	Each Adviser may enter into a sub-advisory agreement with a John Hancock Affiliate or with an unaffiliated investment adviser pursuant to which the subadviser would be responsible for managing a portion or all of a Fund’s assets. The Adviser, and not the Fund, would be responsible for the payment of any subadvisory fee.

protection and wealth management products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in Canada, the United States and Asia. Manulife also offers reinsurance services through its affiliated insurance companies and provides investment management services with respect to these insurance companies’ general account assets and segregated account assets as well as to mutual funds and institutional customers.
B. Structure of the Funds.
     Each Fund will be registered under the Act as, or be a series of, a management investment company. Each Fund will pursue its investment by investing directly in equity, fixed income or other securities appropriate to its strategy or by investing all or a major portion of their assets in Underlying Funds in a “fund of funds” structure.7 The Underlying Funds in a “fund of funds” structure may be advised or subadvised by one of the Advisers or may be unaffiliated with the Advisers. The Underlying Funds will represent a diverse spectrum of investment objectives and strategies.
     A Fund may be structured in a manner that allows it to offer its shares continuously or for a limited offering period. The life of a Fund with a limited offering

[7]	A Fund operating in a “fund of funds” structure may, in addition to investing in Underlying Funds, invest in exchange traded funds (“ETFs”) and make direct investments in other instruments. To the extent the Funds invest in shares only of Underlying Funds that are affiliated with the Advisers, the Funds will rely on the exception provided by Section 12(d)(1)(G) of the Act from the limitations imposed by Sections 12(d)(1)(A) and (B). Alternatively, and to the extent the Funds also hold shares of unaffiliated Underlying Funds, the Funds may rely on a “fund of funds” exemptive order covering each Fund and issued June 26, 2007, pursuant to Sections 6(c) and 17(b) under the Act exempting the Funds from Sections 17(a) and pursuant to Section 12(d)(1)(J) exempting the Funds from Section 12(d)(1)(A) and (B) of the Act. (In the Matter of John Hancock Trust, et al. (File No. 812-13341)). That order extended the relief provided in an order styled In the Matter of John Hancock Trust, et al. (File No. 811-13174), which addressed investments in affiliated funds, securities and other financial instruments.

period may be divided into three time periods: (i) an initial offering period, during which the Fund will sell shares to the public; (ii) a subsequent period (“Protection Period”) during which the Fund will normally not offer its shares to the public (other than in connection with dividend reinvestments) and the Fund’s assets will be invested pursuant to the relevant asset allocation strategy; and (iii) a period after the Maturity Date during which the Fund will offer its shares on a continuous basis and pursue an objective that does not include Principal Protection or Protected Payments.8
     A Fund that offers Principal Protection will permit shareholders to redeem their shares on the Maturity Date for the greater of the current net asset value per share or the Protected Amount. A Fund that offers Protected Payments will permit shareholders who hold their Fund shares at set intervals (e.g., every month or quarter) over the course of the prescribed period and/or until the Maturity Date (also a Protection Period) to receive a Protected Payment in the form of a guaranteed minimum distribution payment based on either (i) a fixed initial amount (e.g., a percentage of the Fund’s initial net asset value per share), regardless of fluctuations in the Fund’s net asset value, or (ii) a combination of a fixed initial amount and/or a percentage of the Fund’s net asset value per share to the extent the Fund’s net asset value per share increases over the course of a prescribed period.
     For example, if a Fund’s initial net asset value per share at its inception on January 1, 2009 is $10.00 per share, and the Fund offers a guaranteed annual Protected Payment equal to 5% of the Fund’s initial net asset value per share to be distributed at the end of each calendar quarter until December 31, 2019, each shareholder would be entitled

[8]	Alternatively, after receiving any necessary payment from a Protection Provider under the Protection Agreement, a Fund may wind up after the Maturity Date and not continue operations, may merge into another fund, or may commence a new Principal Protection or Protected Payment cycle.

to receive an annual amount of $0.50 per share, of which $0.125 will be paid at the end of each calendar quarter, even if the shareholder’s account value decreases or increases during any period as a result of fluctuations in the Fund’s net asset value per share.
     Alternatively, a Fund could be structured to provide a combination of a fixed initial amount plus a percentage of any increase in the Fund’s net asset value per share. Using the same example as above, a shareholder would be entitled to receive a minimum guaranteed distribution amount of $0.125 at the end of each calendar quarter. However, if the Fund’s net asset value per share increases to $12.00 per share during a particular quarter, the shareholder would be entitled to receive $0.15 at the end of such calendar quarter.
     In all cases, a Fund that offers any form of Protected Payment will continue to provide its shareholders who hold their shares at set intervals (e.g., every month or quarter) over the course of the prescribed period and/or until the Maturity Date a guaranteed minimum distribution payment, as described in the Fund’s prospectus, even if the shareholder’s account value would otherwise decrease to $0 prior to a set interval date and/or the Maturity Date. In the event a Fund’s net asset value is insufficient to support the guaranteed minimum distribution payment, the obligations of the Protection Provider under the Protection Agreement will be triggered, obligating the Protection Provider to make a payment to the Fund in an amount sufficient to permit the Fund to pay the guaranteed minimum distribution payment. On the Maturity Date, shareholders will be entitled to receive the remaining value, if any, of their investment, including any capital appreciation.

     A Fund will actively allocate its assets among a wide range of equity and fixed income securities or, in the case of a Fund operating in a “fund of funds” structure, Underlying Funds that, as a group, may invest in a wide range of equity and fixed income securities. Equity securities for this purpose may include small-, mid- and large-capitalization stocks, domestic and foreign securities (including emerging market securities), and sector holdings, such as utilities and science and technology stocks. Fixed income securities for this purpose may include both investment grade and below investment grade debt instruments with a wide range of maturities and credit qualities. These debt instruments may be issued by domestic and foreign corporate and governmental issuers, and may have all types of features, including fixed income, adjustable rate, floating rate, contingent, deferred, payment-in-kind, and zero coupon payments. A Fund may invest directly, or, in the case of a Fund operating in a “fund of funds” structure, through Underlying Funds, in derivatives, such as options on securities and futures contracts, and other types of investments in accordance with its investment objective and investment policies. In addition to investing in Underlying Funds, a Fund operating in a “fund of funds” structure may also make direct investments in various types of securities and instruments.
     Depending upon a Fund’s investment strategy and/or the nature of the Protection Agreement, a Fund may require a shareholder to reinvest some or all of the dividends (e.g., amounts above the targeted minimum guaranteed distribution amount) and/or distributions (as disclosed in its prospectus) (“Required Distributions”) in order for the shareholder to receive his or her full Protected Amount or Protected Payments, as the case may be.9 A shareholder who invests in a Fund that has adopted this type of reinvestment policy will have his or her Protected Amount reduced to the extent that the shareholder does not reinvest all Required Distributions or makes redemptions during the Protected Period.10
     As noted above, it is expected that a Fund may be structured to offer its shares either for a limited offering period, as is typical of “principal protected” products and other previous guaranteed products, or on a continuous basis. A continuously offered Fund would continuously offer its shares through the Maturity Date, unless the Fund’s Board of Trustees determines it is in the Fund’s best interest to discontinue sales or unless additional sales are not permitted under the Protection Agreement.
     A continuously offered Fund would be structured to operate in conjunction with the Protection Agreement by reflecting as an asset of the Fund on the Fund’s balance sheet, and thus in the Fund’s net asset value, the value, if any, of the rights it enjoys under the Protection Agreement. Thus, investors purchasing shares of the Fund would, in effect, pay for their pro rata interest in the value of Protection Agreement, just as they would with respect to the Fund’s other net assets to the extent such Protection Agreement

[9]	A Fund that offers Protected Payments may require shareholders to reinvest all “Required Distributions.” The total “Required Distributions” would be equal to: (i) any net investment income dividend received above the stated Protected Amount, plus (ii) short-term realized capital gains and long-term realized capital gains, if any, distributed by the Fund. To the extent a Fund makes Required Distributions over and above the Protected Payment in any particular year, the Fund may reduce the Protected Payment for subsequent years.

[10]	The Protected Amount or Protected Payments, as the case may be, may also be reduced (i) to the extent the Fund incurs extraordinary expenses, such as litigation expenses, which are not covered by the Protection Agreement, (ii) if the Adviser is required to make payments to the Protection Provider and/or the Fund (“Adviser Payment”) under the Protection Agreement as a result of its own negligence or certain other disabling conduct (“Adviser’s Disabling Conduct”) and there is a dispute regarding such payment, or (iii) as otherwise described in the Protection Agreement, subject in each case to appropriate prospectus disclosure. The Protected Amount or Protected Payments, as the case may be, will not be reduced by the Fund’s ordinary fees and expenses, including its advisory fees.

is considered to have value. Conversely, shareholders redeeming their shares would receive proceeds reflecting their pro rata interest value of this asset along with the Fund’s other net assets. By so including the value, if any, of the Fund’s rights under the Protection Agreement, the Fund could offer its shares continuously at net asset value, and existing shareholders would not be diluted by either purchases or redemptions of Fund shares.
     A Fund’s Board of Directors or Trustees (“Board”), including a majority of those Directors or Trustees who are not interested persons of a Fund or an Adviser, as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), will approve policies and procedures for determining the value, if any, including the fair value if appropriate, of a Protection Agreement for a continuously offered Fund.11 Such procedures may include Valuation Procedures and Pricing Policy and Procedures in the form as currently utilized by other John Hancock registered investment companies (the “Procedures”). Generally and in respect of a Protection Agreement, the presentation of a Fund’s financial statements, including the “notes to financial statements,” will be consistent with appropriate accounting principles such as EITF 00-19 as codified in ASC 814-40 and ASC 410-30, as may be amended, supplemented or superseded.12

[11]	It is possible that a Protection Agreement could be determined to have no market or fair value.

[12]	For example, in accordance with FAS-157 (fair value measurement) the fair value measurement of a Protection Agreement would be determined based on assumptions that market participants (Protection Providers) would use in assigning a value to the Protection Agreement. Applicants understand that there are two alternative accounting treatments for Protection Agreements. One which assumes a Protection Agreement taking the form of an insurance contract, and thus a contingent asset, and another which assumes a Protection Agreement taking the form of a derivative instrument. Under the insurance contract approach, the Protection Agreement would be considered a contingent asset and would not normally have any value until a Trigger Event. A Protection Agreement accounted for as a derivative instrument could have a value prior to a Trigger Event, which value if any would fluctuate, depending on an assessment of the probability of a Trigger Event and the size of the payment that would be due as a result.

     Certain of the Procedures would provide that the Board may delegate the day-to-day fair value responsibilities to a committee(s) and/or valuation group(s) including the John Hancock Pricing Committee and/or the John Hancock Securities Valuation Group. If a Protection Agreement is to be fair valued, such would be done in accordance with the Procedures and generally the committee and/or valuation group would discuss and document the key valuation criteria and underlying methodologies used by valuation models, if any, to fair value a Protection Agreement.
     The Board may also, in its discretion: (i) engage an independent third party to make a recommendation concerning the value of a Protection Agreement, (ii) approve an independent fair value pricing service or quantitative model employed by an independent fair value pricing service, and/or (iii) request information from a Protection Provider relevant to the determination of the value of the Protection Agreement.
          1. CPPI Asset Allocation Formula
     A Fund may employ a CPPI asset allocation formula, pursuant to which the Fund will allocate all of its assets between a fixed income component (the “Protection Component”) and a portfolio component (the “Portfolio Component” and together with the Protection Component, the “Components”). The Fund’s Protection Component will generally be invested in a portfolio of securities or Underlying Funds that resembles the financial characteristics of a portfolio of zero coupon bonds that mature at or near the Maturity Date. The Protection Component will in most cases consist, directly or indirectly, through investments in Underlying Funds, primarily of securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities, but also may include investment grade corporate bonds or other highly rated fixed-income securities. The Fund’s Portfolio Component will be invested in accordance with the policies described in the Fund’s registration statement for purposes other than Principal Protection. The Adviser will invest these assets in a manner intended to generate a return above the initial capital invested in the Fund in accordance with the Fund’s objective. The Portfolio Component may be invested in equity securities, fixed income securities, securities of other registered investment companies (e.g., as a fund of funds), options, futures or any other combination of investments as described in the Fund’s registration statement.
     The Fund’s assets will be allocated between its Protection Component and its Portfolio Component on an ongoing basis by the Adviser using a mathematical formula based on the CPPI model (the “Formula”). The Fund’s utilization of the Formula will be described in the Fund’s registration statement. The Formula will determine the initial allocation between the Components and evaluate the allocations on a regular basis thereafter. The objective of the Formula is to maximize the allocation of assets that may be invested in the Portfolio Component, thus gaining exposure to one or more sectors of the securities or other markets, while attempting to minimize the risk that the assets and return of the Fund will be insufficient to redeem each shareholder’s account on the Maturity Date for an amount at least equal to the initial value of that shareholder’s investment, subject to certain potential adjustments (previously defined as the “Protected Amount”), in the case of a Fund offering Principal Protection, or to permit the Fund to make the Protected Payments, in case of a Fund offering Protected Payments.
          2. Non-CPPI Dynamic Asset Allocation Strategy
     A Fund may pursue a non-CPPI dynamic asset allocation strategy to invest in a combination of investment strategies, directly or through Underlying Funds. These may include a growth strategy, value strategy, or a combination of a growth and value strategy. The Fund may increase or decrease the percentage of its assets invested at any given time in the combination of strategies or Underlying Funds to seek to minimize unnecessary risk and maximize the potential to achieve Principal Protection or Protected Payments, as applicable. For example, a Fund may decrease its overall exposure to certain types of equity securities or equity securities generally, and increase the Fund’s investments in fixed income securities or adjust portfolio quality or the duration of fixed-income securities, based on overall market conditions or changes in interest rates. A Fund will pursue an active asset allocation strategy to reallocate the combination of its investments in such investment strategies or Underlying Funds in anticipation of fundamental changes in the investment environment to seek to ensure that the Fund’s shareholders will receive their full Protected Amount(s) or Protected Payments, as the case may be. The non-CPPI dynamic asset allocation process follows a liability driven investment philosophy. In order to determine the optimal asset allocation strategy, the expected returns on all of the underlying asset classes are established. The asset classes are then optimized to achieve two investment objectives: 1) minimize the probability of a negative return in any rolling 12-month period; 2) maximize the probability of a return that will sustain a set distribution rate. The expected returns for each asset class are updated on an ongoing basis and are used to seek to ensure that the asset allocation strategy remains optimal for the current market environment.
     The non-CPPI approach differs from CPPI in that it is not driven or constrained by specific mathematical formulae, and therefore offers the portfolio manager additional flexibility, subject to certain parameters as described below, in managing a Fund.

C. John Hancock Affiliate’s Experience in Providing Similar Protected or Hedging Products.
          A John Hancock Affiliate, John Hancock USA has over 10 years of experience in offering variable annuity products that offer principal and/or income protection. In each of those years, John Hancock USA has been amongst the top 10 providers of variable annuities amongst “non-proprietary” broker-dealers in the U.S. and in every year since 2004 John Hancock USA has been amongst the top 5 providers. The Applicants believe that these metrics demonstrate that John Hancock USA has been successful at providing attractive and well-priced principal and income protection products in the variable annuity marketplace.
     John Hancock USA’s market presence in the area of protected products is also indicative of its coextensive experience with managing risk associated with these products. John Hancock USA employs various risk management strategies, including dynamic hedging, in order to manage the risk associated with such guarantees. Independent evidence of John Hancock USA’s (and parent Manulife’s) overall risk management expertise is demonstrated by an Excellent (1st of 5 categories) Enterprise Risk Management rating from Standard & Poor’s in 2006, 2007 and 2008, the only years for which it has rated insurance companies on such a measure. John Hancock USA also backs such products with the following ratings from independent rating agencies: AAA (Extremely strong financial security characteristics Standard & Poors (1st category of 21)); Aa1 (Excellent in financial strength); Moody’s (2nd category of 21)); A++ (Superior companies have a very strong ability to meet their obligations); A.M. Best (1st category of 16); AA+ (Very strong capacity to meet policyholder and contract obligations); and Fitch (2nd category of 24).

D. Protection Agreement.
          1. Overview
     It is anticipated that each Fund will enter into one or more Protection Agreements to ensure that the Fund can meet its obligation to pay each shareholder the Protected Amount or Protected Payment as described above. A Protection Provider may be a bank, brokerage firm, insurance company, financial services firm or other financial institution, subject to applicable legal requirements. The legal structure of the Protection Agreement will depend in large part on the identity of the Protection Provider. For example, if the Protection Provider is a bank, the Protection Agreement may take the form of a warranty or wrap agreement, or a two-party letter of credit; if the Protection Provider is an insurance company, the Protection Agreement may be an annuity, funding agreement, synthetic GIC, or other insurance policy; and a Protection Provider may structure its Protection Agreement in the form of a different type of financial contract, including a swap contract or other privately negotiated derivatives contract with similar economic characteristics.13
     Each applicable Protection Agreement will require the Protection Provider to pay the Fund an amount equal to any shortfall in Fund assets below the sum necessary to pay each shareholder the applicable Protected Amount or Protected Payment, as the case may

[13]	The negotiation process relating to Protection Agreements, whether in the form of a swap contract or other derivatives contract, warrantee or wrap agreement, letter of credit, or insurance product will be substantially similar. It is expected that any Protection Agreement will be customized to the particular Fund’s asset allocation arrangements, and as a result, will need to be separately negotiated with each potential Protection Provider, even if based on standardized forms, such as those used for many derivatives contracts. The Applicants recognize that if a Fund were to enter into a Protection Agreement in the form of standardized derivatives contracts where all of the terms of such contracts had been predetermined except for price and all of the Protection Providers had equivalent relevant credit ratings, then price would control the selection of the Protection Provider. Otherwise, Applicants will seek an amended order prior to entering into a Protection Agreement with an affiliated Protection Provider in such circumstances.

be (the “Shortfall Amount”). In consideration for the Protection Provider entering into a Protection Agreement, the Fund will pay a fee to the Protection Provider, which may be equal to a percentage of the Fund’s average daily net assets, or a percentage of the Protected Amount or Protected Payment, as the case may be. As discussed further below, a Protection Agreement and the fee payable thereunder will be subject to approval by the Board of the Fund, including by a majority of the Independent Trustees. The fee will be paid by the Fund directly to the relevant Protection Provider(s) (subject to any expense limitations or reimbursements covered by an Adviser).14
     The terms of the Protection Agreement relating to Protected Payments would provide that whenever a Fund’s portfolio net asset value is insufficient to generate the specified dividend (after applying income, realized capital gains and principal) the Protection Provider will make a payment to the Fund in an amount equal to such shortfall and will continue doing so periodically (e.g., month after month) and/or on the Maturity Date.
     JHA has obtained an order granting exemptive relief pursuant to Section 19(b) of the Act to permit certain closed-end funds to make multiple long-term capital gain distributions in each year.15 Any closed-end Fund having Protected Payments would utilize such relief in seeking to declare and distribute its targeted monthly or quarterly dividend. JHIMS has pending separately an application for exemptive relief pursuant to

[14]	In the event that the Fund’s operating expenses, including the fee payable to the Protection Provider, exceeded any expense limitations established by the Adviser for the Fund (through fee waivers or reimbursements), the Adviser might effectively be paying a portion of the fee to the Protection Provider.

[15]	See John Hancock Income Securities Trust, et al.; Investment Company Act Release Nos. 28372 (Aug. 29, 2008) (Notice) and 28389 (Sep. 24, 2008) (Order); John Hancock Income Securities Trust, et al., SEC exemptive application, File No. 812-13357 (July 18, 2008).

the same section to permit certain open-end funds to make similar distributions.16 Pending the receipt of such exemptive relief, it is expected that an open-end Fund having a Protected Payment Feature will operate as follows with respect to Section 19: Each Fund will declare a periodic “levelized” dividend (e.g. monthly or quarterly). In the case of a Fund offering a monthly Protected Payment, each monthly dividend would be “levelized” at a predetermined level that would likely be in excess of the net investment income the Fund’s investments would generate (necessitating a Section 19(a) notice to be issued to each shareholder in accordance with the Fund’s policy), but at a level below the expected long term total return of the Fund. The Fund would make a 13th distribution at the end of each year to distribute any amount of capital gains not previously distributed that the Fund is required to distribute in order to qualify or continue to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended. At a minimum, such 13th distribution would be required to be automatically reinvested in additional shares of the Fund.
     In the case of closed-end Funds able to rely on the exemptive relief previously obtained, and in the case of open-end Funds when separate exemptive relief is obtained, the dividend process would be similar to that described above except that the 13th distribution in the example provided above may prove unnecessary or it may be smaller in amount than would be the case in the absence of such relief, because a portion of several of the dividends declared monthly could in that case be considered amounts representing long-term capital gains.

[16]	See John Hancock Funds II, et al., SEC exemptive application, File No. 812-13567 (Aug. 22, 2008).

     The Protection Agreements will require the Fund to manage its assets within certain agreed upon investment parameters (the “Investment Parameters”). The Protection Provider, the Fund and the Adviser will agree upon procedures pursuant to which the Protection Provider will be able to monitor the Fund’s assets. Although the details of these arrangements would likely be separately negotiated in each case, it is expected that these would include, in addition to the relevant Investment Parameters, contractual provisions regarding the compliance procedures the Adviser will follow to avoid a Trigger Event (defined below), as well as regular (and special circumstances) reporting to the Protection Provider and access to information by the Protection Provider to permit the Protection Provider to monitor circumstances that may lead to a Trigger Event. If the Fund fails to comply with the Investment Parameters, or upon the occurrence of certain other conditions (each, a “Trigger Event”),17 a Protection Provider may cause the Fund to dispose of assets and/or defease the Fund’s portfolio by allocating all of its assets to defensive investments (a “Defeasance Event”).
     A Protection Agreement may allow the Adviser to “cure” certain conduct or conditions giving rise to a Trigger Event. A cure will normally be effected by reallocating a portion of Fund assets necessary to bring the Fund’s portfolio into compliance with the Investment Parameters. If the Fund fails to effect a cure within a specified time period, the Protection Provider may elect to cause a Defeasance Event. If a Defeasance Event occurs, the Adviser, in consultation with the Fund’s Board, may

[17]	Other conditions that may cause a Trigger Event might include, for example, (i) if the investment advisory agreement with the Adviser were terminated and the successor investment adviser was not acceptable to the Protection Provider, (ii) if the Adviser or the Fund failed to perform any obligation under the Protection Agreement, that could have an adverse effect on the Protection Provider, or (iii) if the Fund failed to pay the fee to the Protection Provider under the Protection Agreement when due.

negotiate with the Protection Provider to attempt to avoid an irreversible allocation to defensive investments.
     Certain Protection Providers, for risk management purposes, may be required by applicable law or internal policies to “lay off” all or a portion of their risk under the Protection Agreement to a third party. In such event, the Protection Provider will enter into a hedging or reinsurance transaction (a “Hedging Transaction”) with a Hedging Counterparty. A Protection Provider will not be required by the terms of a Protection Agreement to enter into a Hedging Transaction and, subject to applicable law or its internal requirements, may choose not to do so. A Fund and its Adviser do not expect that they will have the ability to influence or determine the identity of the Hedging Counterparty with which a Protection Provider may enter into a Hedging Transaction. Additionally, neither a Fund, an Adviser, nor any John Hancock Affiliate will knowingly cause or require a Protection Provider that is otherwise not an affiliated person of the Fund or the Adviser, or an affiliated person of such a person (an “Unaffiliated Provider”) to enter into a Hedging Transaction with a John Hancock Affiliate.
          2. The Bidding Process
     In the event that the Fund wishes to consider entering into a Protection Agreement with a John Hancock Affiliate, or with an Unaffiliated Provider that wishes to use a John Hancock Affiliate as its Hedging Counterparty (previously defined as an “Affiliated Protection Arrangement”), the Adviser will conduct a bidding process pursuant to which the Protection Provider will be selected.18 The Adviser will solicit at least three other

[18]	Applicants will specify in the bidding process that any Protection Agreement will require that an Unaffiliated Provider inform the Adviser if it intends to utilize a John Hancock Affiliate as a Hedging Counterparty.

bids in addition to the bid relating to an Affiliated Protection Arrangement.19 Initial bids will be due at the same time, and no bidder will have access to any competing bids prior to its own submission.
     The parameters of the Fund’s investment process will be set forth in a standard manner in the bidding process documentation and any Protection Agreement, affiliated or unaffiliated, would be conditioned on adherence to such parameters. The Applicants anticipate that no bidder would submit a bid and/or enter into a Protection Agreement without some significant degree of specificity as to the investment process to be followed in the products guaranteed.
     While it is not possible to specify in advance the possible parameters for all Funds that may be offered pursuant to a Protection Agreement, the types of parameters are expected to include:
•	investment objective and investment time horizon;

•	maximum and minimum asset allocation to specified investment strategies and asset classes (e.g., equity, fixed income (including investment grade and high yield), cash equivalents, international);

•	maximum investment in any one issuer, including an Underlying Fund in the case of a “fund of funds” structure;

•	targeted distribution rate; and

•	rebalancing frequency.
     The Adviser would ensure that these parameters are provided in identical terms to all potential bidders in the bid solicitation documentation.

[19]	If an Unaffiliated Provider submits multiple bids, each with a different Hedging Counterparty, each submission will constitute a separate bid for this purpose.

     After initial bids are received, the Adviser will negotiate in good faith with each of the bidders to obtain more favorable terms for the Fund. During these negotiations, all bidders will have access to equal information about competing bids. At the end of this process, all bidders who wish to participate may submit final bids. To ensure that a John Hancock Affiliate will not have an unfair advantage over other bidders, such final bids will all be due at the same time, and no bidder will be permitted to change its final bid once submitted. In addition, after the final bids are submitted, no bidder, including a John Hancock Affiliate, will have access to any competing bids until after the Protection Agreement is entered into by the Fund. In order for the Adviser to recommend for acceptance the bid relating to an Affiliated Protection Arrangement, the Fund must have also received at least two bona fide final bids that are not Affiliated Protection Arrangements.
     In evaluating the final bids and recommending a bid for acceptance by the Board, the Adviser will evaluate, among other things: (i) the fee rate to be charged by a potential Protection Provider; (ii) the structure and potential limitations of the proposed Principal Protection or Protected Payment arrangement and any legal, regulatory or tax implications of such arrangement; (iii) the creditworthiness and financial condition of the potential Protection Provider (and any credit support for the obligations of a Protection Provider to the Fund, such as a parent company, that has agreed to guarantee such Protection Provider’s obligations),20 including any ratings assigned by any nationally recognized

[20]	In general, a parent company guarantee would take the form of a guarantee to the Fund of any obligation of the parent company’s subsidiary serving as Protection Provider under a Protection Agreement. The parent guarantor would be different from a Hedging Counterparty in that the Fund would have recourse against the guarantor, whereas the Fund would have no rights against a Hedging Counterparty if the Protection Provider failed to honor its obligations under a Protection Agreement.

statistical ratings organization (“NRSRO”); (iv) the name recognition, reputation and potential marketing appeal to investors of the potential Protection Provider; (v) the experience of the potential Protection Provider in providing Principal Protection or Protected Payments, as applicable, including in particular to registered investment companies; (vi) the availability of audited financial statements of the potential Protection Provider and any parent guarantor of the Protection Provider’s obligations and the willingness to permit the Fund to include such financial statements in its registration statement; (vii) the size of the Fund, its exposure to the credit of a particular Protection Provider, and principles of diversification, and (viii) the insistence of the Protection Provider on the use of its own proprietary asset allocation formula or its willingness to provide principal protection on the basis of the Adviser’s asset allocation formula. The Adviser will provide its recommendation to the Board, together with an explanation of the basis for this recommendation and a summary of the material terms of any bids that were rejected. Because of the significance of factors in addition to cost (including in particular creditworthiness), the Adviser may recommend to the Board a Protection Provider that did not submit the bid with the lowest fee rate.21
     The Applicants expect that the process by which a Fund would enter into a Protection Agreement with a Protection Provider with respect to Protected Payments (“Protected Payments Arrangement”) would be substantially the same as the process by which it would enter into an arrangement with respect to Principal Protection but for the distinction in the substantive terms of the Protection Agreement (payments vs. principal).

[21]	As required under “V. Conditions,” below, if the Protection Provider recommended by the Adviser did not propose the lowest fee to provide the Principal Protection, and the Board approves a Protection Agreement with such Protection Provider, the Board will reflect in its minutes the reasons why a Protection Provider requiring a higher fee was approved.

Specifically, a Fund would adhere to all of the conditions specified in “V. Conditions” below, regardless of the form of the Protection Agreement, with respect to the bidding and negotiation process and Board approvals and determinations. Those processes would culminate in a definitive Protection Agreement setting forth in detail all of the terms of the protection arrangement. The parties to the Protection Agreement would be the relevant Fund, the relevant Adviser and the Protection Provider. Further, the Applicants expect that the bidding process with respect to a Protected Payments Arrangement would involve potential Protection Providers having a credit worthiness equivalent to those that might bid on a Principal Protection. Although funds offered with Protected Payment features are fewer in number and have been offered only more recently than funds offered with Principal Protection, payment or income-type guarantees are quite common in insurance products, and are issued by insurance companies and other institutions having suitable credit ratings. Therefore, the Applicants do not expect that the relative novelty of payment protection features on retail funds will result in fewer or lower quality bids than would be obtained for Principal Protection arrangements.
          3. Role of the Board
     A majority of the Board, including a majority of the Independent Trustees, must approve the acceptance of a bid involving an Affiliated Protection Arrangement, as well as the general terms of the proposed Protection Agreement. The information that will be presented for consideration by the Board in connection with the proposed acceptance of a bid for an Affiliated Protection Arrangement will include: (i) the list of potential Protection Providers that were requested to submit bids; (ii) the bids submitted; (iii) the proposed structure of the arrangement to be reflected in the Protection Agreement, the fee payable thereunder and other material terms; (iv) the creditworthiness (including ratings, if any) of the potential Protection Provider and parent guarantor, if any, of its obligations, as determined by one or more NRSROs, or other credit support for its obligations; (v) financial information relating to the potential Protection Provider and any parent guarantor of its obligations; and (vi) any other information available to the Adviser, or that may be obtained by the Adviser, that the Board may reasonably request.
     Upon the conclusion of the Adviser’s negotiation of the Affiliated Protection Arrangement, including the Protection Agreement, a majority of the Board, including a majority of the Independent Trustees, must approve the final Protection Agreement and determine that the terms of the Affiliated Protection Arrangement, as so finalized, are not materially different from the terms of the accepted bid. In evaluating the final bids and the recommendations from the Adviser, the Board will consider, among other things: (i) the fee rate to be charged by a potential Protection Provider; (ii) the structure and potential limitations of the proposed Principal Protection or Protected Payments, as applicable, arrangement and any legal, regulatory or tax implications of such arrangement; (iii) the creditworthiness and financial condition of the potential Protection Provider and any parent guarantor, including any ratings assigned by any NRSRO, or other credit support for its obligations to the Fund; (iv) the insistence of the Protection Provider on the use of its own proprietary asset allocation formula or its willingness to enter into a Protection Agreement on the basis of the Adviser’s asset allocation formula; and (v) the experience of the potential Protection Provider in providing Principal Protection or Protected Payments, as applicable, including in particular to registered investment companies. If the Affiliated Protection Arrangement approved by the Board does not reflect the lowest fee submitted in a proposal to provide the Principal Protection or Protected Payments, as applicable, the Board will reflect in its minutes the reasons why the higher cost option was selected. In addition, the Board must determine that entering into the Affiliated Protection Arrangement is in the best interests of the Fund and its shareholders and meets the standards specified in Section 17(b) of the Act.
     The Board will exercise oversight responsibilities in connection with any Protection Agreement and will establish a special committee (the “Committee”) if the Fund enters into an Affiliated Protection Arrangement. A majority of the members of the Committee will be Independent Trustees. If a Trigger Event or a Defeasance Event occurs under the Protection Agreement (each, a “Protection Event”) or if the Adviser decides to attempt to cure the circumstances leading to a Protection Event pursuant to the terms of the Protection Agreement, the Adviser will be required to notify the Committee as soon as practicable, and, absent special circumstances, before a decision is reached by the Protection Provider and the Adviser as to how to effect any cure.22 In consultation with the Committee, the Adviser will determine whether it is in the best interests of the Fund to attempt to negotiate a resolution to the Protection Event, and, if so, will attempt to negotiate a resolution that is in the best interests of the Fund. All Protection Events will be brought to the attention of the full Board at the next regularly scheduled meeting.
     With respect to a Fund that offers Principal Protection, the Board will review information on or about the Maturity Date, comparing the aggregate Protected Amount with the Fund’s total net asset value on the Maturity Date. With respect to a Fund that offers Protected Payments, the Board will review information on or about each scheduled

[22]	Under circumstances where the ability to cure may be time sensitive and a quorum of the Committee is unavailable, the Fund, through its Adviser, may proceed to cure the situation without the immediate approval of the Committee. However, any Protection Event, and any effort to cure, must be brought to the attention of the Committee as soon as practicable thereafter.

distribution payment date, comparing the aggregate Protected Payment with the Fund’s total net asset value on the distribution payment date. In each case, the Board will review and approve the amount of any Shortfall Amount to be submitted for payment to the Protection Provider under the Protection Agreement (including, for this purpose, the amount of any required Adviser Payment to the Fund) (the “Approved Shortfall Amount”). In the event that the Fund is prepared to accept as payment in full from an Affiliated Protection Arrangement, an amount that is less than the Approved Shortfall Amount, the Fund will at that time, to the extent necessary, seek additional relief from the Commission from Section 17(a) and/or pursuant to Section 17(d) and Rule 17d-1 of the Act. It is expected that the Protection Provider will make payment to the Fund of the Approved Shortfall Amount within an agreed upon number of days following the Maturity Date or scheduled distribution payment date, as applicable.
III. RELEVANT PROVISIONS OF THE ACT
     Sections 17(a)(l) and (2) of the Act generally prohibit an affiliated person of a registered investment company, or a second-tier affiliate, acting as principal, from knowingly selling to or purchasing from such investment company any security or other property. Section 17(b) of the Act provides that the Commission may grant an application for an order exempting a proposed transaction from Section 17(a), if evidence establishes that (i) the terms of a proposed transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and (iii) the proposed transaction is consistent with the policies and general purposes of the Act.

     Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or a second-tier affiliate, when acting as principal, from effecting any transaction in which the investment company is a joint or joint and several participant unless permitted by Commission order upon application. Rule 17d-1(b) provides that in passing upon such an application, the Commission will consider whether the participation of the registered investment company in the joint arrangement on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants. The phrases “joint enterprise” and “joint arrangement” as used in Rule 17d-1 mean any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking, whereby a registered investment company and any affiliated person or second-tier affiliate have a joint or joint and several participation, or share in the profits of such enterprise or undertaking.
     Section 12(d)(3) of the Act generally prohibits any registered investment company from purchasing or otherwise acquiring any security issued by, or any other interest in the business of, any person who is a broker, dealer, underwriter or investment adviser to a registered investment company or an investment adviser registered under the Advisers Act. Section 12(d)(3) sets forth certain limited exceptions to this general prohibition, none of which are relevant to the relief requested in this Application. Rule 12d3-1 also provides an exemption from the prohibition of Section 12(d)(3). Rule 12d3-1(b) provides:
Notwithstanding Section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that,

in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities-related activities, provided that:
(1)	immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of issuer’s equity securities;

(2)	immediately after the acquisition of any debt security, the acquiring company owns not more than ten percent of the outstanding principal amount of the issuer’s debt securities; and

(3)	immediately after any such acquisition, the acquiring company has invested not more than five percent of the value of its total assets in the securities of the issuer.
     In addition, subparagraph (c) of that Rule states that the Rule does not exempt the acquisition of a security issued by the acquiring company’s investment adviser, promoter, or principal underwriter, or any affiliated person of such investment adviser (other than a subadviser under certain circumstances), promoter or principal underwriter.
     An “affiliated person” of another is defined in Section 2(a)(3) of the Act to include:
(A) any person directly or indirectly owning, controlling or holding with power to vote 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; ... (E) if such other person is an investment company, any investment adviser thereof ....
     Section 6(c) of the Act provides that the Commission by order upon application, may, conditionally or unconditionally, exempt any person, security, or transaction or any class or classes of persons, securities or transactions, from any provision of the Act or any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.
IV. REQUEST FOR AN ORDER
     The Applicants seek an order of exemption under Sections 6(c) and 17(b) from Section 17(a) of the Act, and under Section 6(c) from Section 12(d)(3) of the Act, and an order under Rule 17d-1 under the Act to permit the Applicants and the John Hancock Affiliates to engage in Affiliated Protection Arrangements, subject to the conditions stated herein.
V. CONDITIONS
     Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.	Prior to recommending to the Board that a Fund enter into an Affiliated Protection Arrangement, the Adviser will conduct a competitive bidding process in which the Adviser solicits bids on at least three Protection Agreements that would not constitute Affiliated Protection Arrangements. At a reasonable amount of time prior to the date bids are to be submitted, the Adviser will solicit bids by supplying prospective bidders with a bid invitation letter that includes any requirement for a potential Protection Provider (and its parent guarantor, if any) to include audited financial statements in the Fund’s registration statement, a copy of the relevant sections of a draft prospectus of the Fund, and a term sheet containing the principal terms of a proposed Protection Agreement. Initial bids will be due at the same time, and no bidder will have access to any competing bids prior to its own submission. After initial bids are received, the Adviser will negotiate in good faith with each of the bidders to obtain more favorable terms for the Fund. During these negotiations, all bidders will have access to equal information about competing bids. At the end of this process, all bidders who wish to participate will submit final bids. All such final bids will be due at the same time, and no bidder will be permitted to change its final bid once submitted. After the final bids are submitted, no bidder, including a John Hancock Affiliate, will have access to any competing bids until after the Protection Agreement is entered into by the Fund. A Fund may not enter into an Affiliated Protection Arrangement unless two bona fide final bids have been received for Protection Agreements that would not constitute Affiliated Protection Arrangements.
2.	If the Adviser recommends that the Board approve an Affiliated Protection Arrangement, the Adviser must provide the Board with an explanation of the basis for its recommendation and a summary of the material terms of any bids that were rejected.

3.	The Fund’s Board, including a majority of Independent Trustees, must approve the acceptance of a bid involving an Affiliated Protection Arrangement, as well as the general terms of the proposed Protection Agreement. In evaluating the final bids and the recommendations from the Adviser, the Board will consider, among other things: (i) the fee rate to be charged by a potential Protection Provider; (ii) the structure and potential limitations of the proposed Principal Protection or Protected Payments, as applicable, arrangement and any legal, regulatory or tax implications of such arrangement; (iii) the creditworthiness and financial condition of the potential Protection Provider (and, if applicable, its parent guarantor), including any ratings assigned by any NRSRO, or any other credit support for its obligations to the Fund; (iv) the insistence of the Protection Provider on the use of its own proprietary asset allocation formula or its willingness to enter into a Protection Agreement on the basis of the Adviser’s asset allocation formula; and (v) the experience of the potential Protection Provider in providing Principal Protection or Protected Payments, as applicable, including in particular to registered investment companies. If the Affiliated Protection Arrangement approved by the Board does not reflect the lowest fee submitted in a proposal to provide the Principal Protection or Protected Payments, as applicable, the Board will reflect in its minutes the reasons why the higher cost option was selected.

4.	Upon the conclusion of the Adviser’s negotiations of the Affiliated Protection Arrangement, including the Protection Agreement, the Fund’s Board, including a majority of Independent Trustees, must approve the final Protection Agreement and determine that the terms of the final Affiliated Protection Arrangement, as so finalized, are not materially different from the terms of the accepted bid. The Board, including a majority of the Independent Trustees will also determine that entering into the Affiliated Protection Arrangement is in the best interests of the Fund and its shareholders and meets the standards specified in Section 17(b) of the Act. The Board will reflect these findings and their basis in its minutes.
5.	If a John Hancock Affiliate is chosen as the Protection Provider or selected by a Protection Provider to serve as Hedging Counterparty, it will not charge a higher fee for its Protection Agreement or Hedging Transaction than it would charge for similar agreements or transactions for unaffiliated parties that are similarly situated to the Fund. Any John Hancock Affiliate acting as Hedging Counterparty will not be directly compensated by the Fund and the Fund will not be a party to any Hedging Transaction.

6.	In the event the Fund enters into an Affiliated Protection Arrangement, the Board will establish a Committee, a majority of whose members will be Independent Trustees, to represent the Fund in any negotiations relating to a Protection Event. If a Protection Event occurs under the Protection Agreement or if the Adviser decides to attempt to cure the circumstances leading to a Protection Event pursuant to the terms of the Protection Agreement, the Adviser will notify the Committee as soon as practicable, and, absent special circumstances, before a decision is reached by the Protection Provider and the Adviser as to how to effect any cure. All Protection Events will be brought to the attention of the full Board at the next regularly scheduled Board meeting.

7.	The Adviser will present a report to the Board, at least quarterly, comparing the actual asset allocation of the Fund’s portfolio with the allocation required under the Protection Agreement, describing any Protection Events, and summarizing any negotiations that were the subject of the previous condition.

8.	At the conclusion of the Protection Period, the Adviser of a Fund will report to the Fund’s Board any Shortfall Amount potentially covered under an Affiliated Protection Arrangement (including, for this purpose, the amount of any required Adviser Payment). The Board, including a majority of Independent Trustees, will evaluate the Shortfall Amount and will determine the amount of the Approved Shortfall Amount under the Protection Agreement to be submitted to the Protection Provider. The Fund will not settle any claim under the Protection Agreement for less than the full Approved Shortfall Amount determined by the Board without obtaining a further exemptive order from the Commission.

9.	No less than a majority of a Fund’s Board will consist of Independent Trustees. The Independent Trustees will be represented by independent legal counsel within the meaning of Rule 0-1 under the Act.
10.	The Adviser, under the supervision of the Board, will maintain sufficient records to verify compliance with the conditions of the order. Such records will include, without limitation: (i) an explanation of the basis upon which the Adviser selected prospective bidders; (ii) a list of all bidders to whom a bid invitation letter was sent and copies of the bid invitation letters and accompanying materials; (iii) copies of all initial and final bids received, including the winning bid; (iv) records of the negotiations with bidders between their initial and final bids; (v) the materials provided to the Board in connection with the Adviser’s recommendation regarding the Protection Agreement; (vi) the final price and terms of the Protection Agreement with an explanation of the reason the arrangement is considered an Affiliated Protection Arrangement; and (vii) records of any negotiations with the Protection Providers related to the occurrence of a Protection Event and the satisfaction of any obligations under a Protection Agreement. All such records will be maintained for a period ending not less than six years after the conclusion of the Protection Period, the first two years in an easily accessible place, and will be available for inspection by the staff of the Commission.
VI. STATEMENT IN SUPPORT OF THE REQUESTED ORDER
A. All Statutory Conditions for Issuance of the Order Have Been Satisfied.
     The Applicants believe that the conditions proposed in this Application will ensure that any Affiliated Protection Arrangement will satisfy all conditions for exemption from the statutory provisions set forth in Section III hereof, as more specifically discussed below.
          1. Exemption from Section 17(a) pursuant to Sections 6(c) and 17(b)
     As discussed in Section III of this Application, Sections 17(a)(1) and (2) of the Act prohibit an affiliated person of a registered investment company, or a second-tier affiliate, acting as principal, knowingly from purchasing from or selling to the investment company any security or other property. Depending on the structure of a Protection Agreement, it might be deemed to be a security or other property, and the Fund’s entering into a Protection Agreement with a John Hancock Affiliate might be deemed to be the acquisition of a security or other property from a John Hancock Affiliate. In addition, if a John Hancock Affiliate were to serve as the Hedging Counterparty to an Unaffiliated Provider, the John Hancock Affiliate might under certain circumstances be deemed to be indirectly involved in the sale of a security or other property to the Fund. Although the Applicants do not concede that an Affiliated Protection Arrangement would necessarily implicate the prohibitions of Section 17(a), the Applicants have determined to seek this exemption to eliminate any uncertainty as to the status of any such transaction.
     Section 6(c) of the Act provides that an exemptive order may be granted where “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.” Section 17(b) of the Act further provides that an exemption from Section 17(a) may be granted where the terms of the transaction are fair and reasonable and do not involve overreaching by any person concerned, the transaction is consistent with the policies recited in the investment company’s registration statement, and the transaction is consistent with the general purposes of the Act. An exemption is appropriate here because it meets the standards set forth in each of Sections 6(c) and 17(b).
     The Applicants submit that given the expertise and creditworthiness of the John Hancock Affiliates, which offer a wide array of insurance and financial products, the Funds and their shareholders would be disadvantaged if John Hancock Affiliates were summarily excluded as Protection Providers or Hedging Counterparties. Moreover, the Applicants believe that the involvement of a John Hancock Affiliate in an Affiliated Protection Arrangement is likely to benefit a Fund and its shareholders.

     As stated above, the Advisers serve as investment advisers to the John Hancock families of mutual funds. As an entrepreneurial and reputational matter, the Advisers and John Hancock Affiliates (the “John Hancock organization”) have a vested interest in the success of each such mutual fund. Similarly, the John Hancock organization will have a vested interest in the success of any Fund providing Principal Protection or Protected Payments, as applicable. Success in this latter context includes the ability to attract significant assets under management by offering a competitively priced product, the ability to invest those assets pursuing a dynamic asset allocation strategy, thus maximizing exposure to the securities markets, and the avoidance of a Defeasance Event, where the Fund would be invested solely in defensive investments and unable to participate in the securities markets. Success would also include having the ability to pay shareholders their full Protected Amount, or all Protected Payments as the case may be.
     Applicants submit that an Unaffiliated Provider would not have a similar alignment of interest with a Fund. Rather, the relationship of a Fund and Unaffiliated Provider would be more adversarial, with the protection of the Unaffiliated Provider’s rights and remedies being of paramount importance to the Unaffiliated Provider. This could result in an Unaffiliated Provider exhibiting a greater willingness to declare a Defeasance Event or to rely on a clause permitting it to avoid liability to the Fund than would a John Hancock Affiliate in similar circumstances. A John Hancock Affiliate might be more likely to seek to avoid a Defeasance Event and continue to permit the Fund’s assets to be fully invested in the securities markets rather than solely in defensive investments. This could result in greater risk to the John Hancock Affiliate to the extent that the Fund’s continued investment in the securities markets exacerbates the deficit between the Fund’s current net asset value and the Protected Amount, which the John Hancock Affiliate would be required to cover under the Protection Agreement. The risk that a shareholder would not receive his or her Protected Amount (or Protected Payment), however, would not be increased. Rather, the Fund and its shareholders would be benefited because the Fund would retain exposure to the securities markets to a greater extent, while the Fund’s ability to pay shareholders their Protected Amount (or Protected Payment) would be covered under the Protection Agreement.
     Applicants note that with respect to a non-CPPI management strategy, a potential conflict exists whereby an Adviser could use its greater discretion to invest a Fund’s assets conservatively in order to decrease risk/return in an effort to protect an affiliated Protection Provider. However, an Adviser’s business interests counterbalance this potential conflict of interest.23 Moreover, several safeguards exist that mitigate this potential conflict of interest. For example, an Adviser must seek to meet the objectives and adhere to the strategies outlined in a Fund’s offering documents. An Adviser must also comply with its fiduciary duty to act in the best interest of a Fund and not the affiliated Protection Provider. Further, as noted below on pages 41-42 the approval and oversight process of the Protection Agreement, including an affiliated Protection Agreement, mitigates the potential conflict of interest.

[23]	A Fund’s marketplace success depends upon whether the Fund’s return matches or exceeds the return of its competitors. If an Adviser were to seek to decrease a Fund’s risk to protect an affiliated Protection Provider, the Fund’s returns would likely decrease. This would make the Fund, and/or a similar future product, a relatively less attractive investment option to existing and/or potential shareholders. In addition, in the case of a continuously offered Fund, sales of that Fund will hinge on performance, and an Adviser’s ability to launch successfully new guaranteed products will hinge on its record with earlier products. Furthermore, managing a Fund’s portfolio with a view primarily toward protection of an affiliated Protection Provider and at the cost of competitive returns and related asset growth runs counter to an Adviser’s business interests by lowering the Adviser’s compensation, which is generally based on a percentage of the value of the assets under management.

     A Protection Provider’s assumption of risk is directly related to the fee that it charges the Fund under the Protection Agreement; the greater the risk the Protection Provider is willing to assume, the greater the fee it will charge. Thus, the Fund and its shareholders would potentially benefit to the extent a John Hancock Affiliate were willing to assume greater risk to itself by avoiding a Defeasance Event for the same fee charged by an Unaffiliated Provider. The Applicants submit that the possibility that a John Hancock Affiliate might agree to assume more risk for itself than an Unaffiliated Provider would not create additional risk to the Fund or its shareholders and is therefore, consistent with the protection of the Fund and its shareholders.
     In addition, an Unaffiliated Provider would not be inhibited from enforcing its rights against a Fund through litigation. A John Hancock Affiliate, in contrast, is unlikely to sue a Fund to enforce its rights under a Protection Agreement. Any lawsuit by a John Hancock Affiliate against a Fund would render significant harm to the reputation of the John Hancock Affiliate, the John Hancock families of mutual funds and the John Hancock organization.
     Furthermore, a John Hancock Affiliate is likely to have a greater comfort level with the dynamic asset allocation strategy and certain other investment strategies to be used by an Adviser than an Unaffiliated Provider. This may allow the John Hancock Affiliate to enter into a Hedging Transaction with an Unaffiliated Provider for a lower fee or spread than would be available through a counterparty unaffiliated with the Fund. Thus, a John Hancock Affiliate may be the most attractive counterparty for an Unaffiliated Provider. Because the Unaffiliated Provider’s fee under a Protection Agreement will be affected by the cost of its Hedging Transaction, the Unaffiliated

Provider might be able to price its Principal Protection or Protected Payments, as applicable, lower than if it used an unaffiliated Hedging Counterparty.
     Finally, the Applicants believe that the Funds and their shareholders would be disadvantaged if they were precluded from accessing the unique skill set of the John Hancock Affiliates in designing innovative Principal Protection and Protected Payments products. As discussed above, the John Hancock Affiliates may be more prepared to offer enhanced forms of Principal Protection and/or Protected Payments, which will expand the universe of funds seeking to provide Principal Protection or Protected Payments.24
     The Applicants submit that the conditions applicable to each Affiliated Protection Arrangement will ensure that such arrangement will be reasonable and fair to each Fund and that no John Hancock Affiliate will be able to engage in overreaching. As a result, each Affiliated Protection Arrangement will also be consistent with the protection of investors. As indicated earlier, a Fund will not be able to participate in an Affiliated Protection Arrangement until after a bidding process has been completed in which the Fund receives at least two bona fide final bids for Principal Protection or Protected Payments, as applicable, from an Unaffiliated Provider not seeking to hedge with a John Hancock Affiliate. As described above, at the conclusion of the bidding process, all bidders who wish to participate must submit final bids at the same time in order to ensure

[24]	Such enhanced forms of Principal Protection and Protected Payments products may take the form of, among others, (i) allowing a Fund to be offered continuously; (ii) allowing the level of the Protected Amount to increase in the amount of a percentage based on the highest daily net asset value such Fund achieves during the life of the Fund; (iii) setting boundaries for certain variables underlying the Investment Parameters in order to limit the reallocation consequences of certain changes in market conditions, such as interest rate movements; and (iv) extending a guaranteed minimum annual payment for the life of a shareholder and/or his or her spouse.

that a John Hancock Affiliate will not have an unfair advantage over other bidders in winning the bid. In addition, after the final bids are submitted, no bidder, including a John Hancock Affiliate, will have access to any competing bids until after the Protection Agreement is entered into by the Fund. A Fund may not accept a bid or subsequently enter into an Affiliated Protection Arrangement unless it has been approved by the Fund’s Board, including a majority of the Independent Trustees, who, in the case of the latter approval, have determined that the terms of the final Affiliated Protection Arrangement are not materially different from the terms approved when it initially approved the accepted bid. In addition, the Fund’s Board, including a majority of the Independent Trustees, must determine that entering into the Affiliated Protection Arrangement is in the best interests of the Fund and its shareholders and meets the standards specified in Section l 7(b) of the Act. The Fund’s Board will satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the Act, as in effect, except that the Independent Trustees must be represented by independent legal counsel within the meaning of Rule 0-1 under the Act. Among the information to be considered by the Independent Trustees will be the fee rate to be charged by a potential Protection Provider, the structure and potential limitations of the proposed Principal Protection or Protected Payments Arrangement, as applicable, and any legal, regulatory or tax implications of such arrangement, the creditworthiness and financial conditions of the potential Protection Provider and parent guarantor, if any, of its obligations, or other credit support for the Fund, and the experience of the potential Protection Provider in providing Principal Protection or Protected Payments, as applicable, as well as the material terms of bids that were not recommended for acceptance by the Adviser. Moreover, if the lowest cost option is not selected, the Board’s minutes must reflect the reasons for the selection of a different option. Thus, the Independent Trustees will play a vital role in ensuring that any Affiliated Protection Arrangement will be fair and reasonable to the Fund and will not involve overreaching prior to the Fund entering into any such transaction.
     The Independent Trustees will also play an ongoing role in monitoring an Affiliated Protection Arrangement to make sure that the fairness of the transaction to the Fund is not compromised. If the Fund enters into an Affiliated Protection Arrangement, the Board will establish the Committee to represent the Fund’s interests if a Protection Event should occur and to try to avoid a Defeasance Event from becoming a permanent full allocation to the Protection Component. The Board will receive reports with respect to any Protection Events, as well as regular reports as to the composition of the Fund’s portfolio in relation to the required allocation under the Protection Agreement. The latter type of reports will serve as an independent check on the Adviser to avoid a Protection Event caused by a misallocation of the Fund’s assets.
     In addition, the Board, including a majority of the Independent Trustees, will approve the Approved Shortfall Amount to be submitted for payment to the affiliated Protection Provider. The Fund may not accept a lesser amount in settlement of its claim without a further Commission exemptive order.
     The Adviser will also serve as an independent check on the amount that can be charged to the Fund in an Affiliated Protection Arrangement. The Adviser will be compensated by the Fund, typically in an amount equal to a percentage of the Fund’s average daily net assets. The Adviser therefore will have an incentive to negotiate the lowest possible fee under a Protection Agreement (to maximize Fund net assets).

     Moreover, a John Hancock Affiliate will not charge a higher fee for its Protection Agreement or Hedging Transaction than it would charge for similar agreements or transactions for unaffiliated parties that are similarly situated to the Fund.
     In the case of an Affiliated Protection Arrangement in which a John Hancock Affiliate is merely a Hedging Counterparty and not a Protection Provider, the Fund will be subject to the additional protection that derives from the presence of the Unaffiliated Provider, an independent third party with an economic interest in the transaction. The fees under the Protection Agreement will be negotiated between the Fund and the Unaffiliated Provider and paid directly to the Unaffiliated Provider. While the fee will be dependent to some extent on the fee payable under the Hedging Transaction, the Fund will be in a position to separately negotiate the fee with the Unaffiliated Provider after taking into account the fee proposal embodied in any other bids. In addition, an Unaffiliated Provider will not be required by the Fund to engage in a Hedging Transaction, and if it elects to do so, the Unaffiliated Provider is not limited in its choice of possible Hedging Counterparties. Furthermore, the Unaffiliated Provider will be fully liable to the Fund under the Protection Agreement, whether or not a John Hancock Affiliate, or any other counterparty, honors its agreements in a Hedging Transaction. The Protection Agreement is an independent contract between a Fund and the Unaffiliated Provider, the validity and effectiveness of which does not depend upon the result of any Hedging Transaction.
     The Applicants submit that an Affiliated Protection Arrangement will be consistent with the policies of each Fund, as recited in its registration statement. Each Fund will seek to protect the initial principal invested by a shareholder while attempting to increase the value of such investment by means of investing in accordance with the Fund’s objective. Entering into a Protection Agreement with a Protection Provider is consistent with this objective.
     If a Fund enters into an Affiliated Protection Arrangement, this will be clearly disclosed in the Fund’s registration statement and a copy of the Protection Agreement will be filed as an exhibit.
     Lastly, an Affiliated Protection Arrangement, subject to the conditions set forth herein, will be consistent with the purposes fairly intended by the policy and provisions of the Act. Section 1(b)(2) of the Act declares that “the national public interest and the interests of investors are adversely affected ... [w]hen investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of ... investment advisers ... or other affiliated persons thereof ....” For the reasons discussed above, the Applicants submit that the exemptive order requested will be in the interests of each Fund and its shareholders and not for the purpose of promoting the interests of an Adviser or the John Hancock Affiliates.
     For all of the foregoing reasons, and subject to the conditions set forth in this Application, Applicants submit that the exemption requested herein from Sections 17(a)(1) and (2) meets the standards set forth in Sections 6(c) and l7(b).
          2. Order Pursuant to Rule 17d-1(b)
     As discussed above in Section III of this Application, Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or a second-tier affiliate, when acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement or profit-sharing plan in which the investment company is a participant, unless permitted by Commission order upon application. While the Applicants do not necessarily agree with such conclusion, the fee paid to a John Hancock Affiliate pursuant to an Affiliated Protection Arrangement (either by the Fund directly under a Protection Agreement or indirectly through a Hedging Transaction) may be deemed to involve a joint enterprise or joint arrangement or profit-sharing plan under Section 17(d) and Rule 17d-1 because a John Hancock Affiliate may be in control of, controlled by or under common control with the Adviser of a Fund, and the John Hancock Affiliate’s compensation as the Protection Provider or Hedging Counterparty will be based on the Fund’s assets. In addition, it is possible that an Affiliated Protection Arrangement could be deemed to involve a joint enterprise or joint arrangement or profit-sharing plan within the meaning of Section 17(d) and Rule 17d-1 because the John Hancock Affiliate might make a profit or suffer a loss depending on the performance of the Fund. It is also possible that an Affiliated Protection Arrangement could be deemed to involve a joint enterprise or joint arrangement under Section 17(d) and Rule 17d-1 because of the coordination and possible ongoing negotiations between a Fund and a John Hancock Affiliate in managing the Fund’s risk exposure. For example, a John Hancock Affiliate could seek to require that the Fund’s assets be invested not to seek to maximize the Fund’s return but in a manner designed to protect the John Hancock Affiliate’s interests by over-allocating the Fund’s assets to the lower volatility, fixed income securities so as to minimize the risk that the John Hancock Affiliate would be called upon to make a payment under an Affiliated Protection Arrangement. Although the Applicants do not concede that an Affiliated Protection Arrangement would necessarily implicate the prohibitions of Section 17(d) and Rule 17d-1, the Applicants have determined to seek an order to eliminate any uncertainty as to the status of any such transaction.
     Section 17(d), like Section 17(a), was designed to deal with certain transactions of investment companies in which affiliates have a conflict of interest involving the use of the investment company’s assets for the benefit of the affiliate and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) is to avoid overreaching by and unfair advantage to insiders.25 Rule 17d-1(b) states that in passing on an application for an order under Rule 17d-1, the Commission will consider whether the participation of the registered investment company in the transaction in question, on the basis proposed, is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
     For the same reasons discussed above with respect to Section 17(a), the conditions proposed herein will ensure that a Fund and its shareholders are treated fairly and not taken advantage of by a John Hancock Affiliate. To the contrary, the Applicants submit that a Fund and its shareholders will benefit from the participation of a John Hancock Affiliate in an Affiliated Protection Arrangement. Furthermore, for the reasons discussed above, the granting of an order hereunder is consistent with the provisions, policies and purposes of the Act.

[25]	See Hearings on S. 3580 Before a Subcomm. Of the Sen. Comm On Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

          3. Exemption from Section 12(d)(3) Pursuant to Section 6(c)
     As discussed in Section III above, Section 12(d)(3) of the Act generally prohibits any registered investment company from purchasing or otherwise acquiring any security issued by, or any other interest in the business of, any person who is a broker, dealer, underwriter or investment adviser to a registered investment company or an investment adviser registered under the Advisers Act. Rule 12d3-1 provides an exemption from the prohibitions in Section 12(d)(3), but subparagraph (c) of the Rule conditions the exemption on a Fund not acquiring a security issued by its investment adviser or an affiliated person of its investment adviser. A John Hancock Affiliate is an affiliated person of the Advisers within the meaning of the Act. Accordingly, the exemption afforded by Rule 12d3-1 would not be available to the Fund to the extent that by virtue of entering into an Affiliated Protection Arrangement with a John Hancock Affiliate that is a broker, dealer, underwriter or investment adviser to a registered investment company or an investment adviser registered under the Advisers Act, a Fund may be deemed to have acquired a security from the John Hancock Affiliate.26 In addition, Rule 12d3-1(b) does not permit a registered investment company to (i) own more than five percent of a class of the equity securities of an issuer that is engaged in

[26]	Depending on the structure of the Protection Agreement, for example as an insurance contract, there may not be a “security” being issued. “Security” is defined in Section 2(a)(36) of the Act to include “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing arrangement... any put, call, straddle, option or privilege on any security (including a certificate of deposit) or on any group of index of securities... or in general, any interest or instrument commonly known as a security, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.” As described above, the Protection Agreement may be structured as a financial guarantee agreement, warranty or wrap agreement or other type of protection agreement, such as a swap agreement or other derivative agreement. While certain types of Protection Agreements would not meet the definition of “security” contained in Section 2(a)(36) of the Act, certain types of derivative agreements may be deemed to constitute securities.

securities-related activities; (ii) own more than ten percent of such an issuer’s debt securities, or (iii) invest more than five percent of the value of its total assets in the securities of any such issuer. It is possible that a Protection Agreement entered into by the Fund (whether pursuant to an Affiliated Protection Arrangement or otherwise) may represent more than ten percent of the debt securities of a Protection Provider that is involved in securities-related activities or more than five percent of the value of the total assets of the Fund. Therefore, Applicants seek an exemption from Section 12(d)(3) to the extent necessary to permit the Fund to enter into Affiliated Protection Arrangements with a John Hancock Affiliate or a Protection Agreement with another Protection Provider that is involved in securities-related activities.
     By prohibiting registered investment companies from investing in companies engaged in securities-related activities, Section 12(d)(3) was designed (in part) to prevent investment companies from exposing their assets to the entrepreneurial risks of securities-related businesses. When the Act was enacted, most securities-related businesses were organized as private general partnerships. By investing in such businesses, investment companies would expose their shareholders to potential losses that were not present in other types of investments. Specifically, if the business failed, the investment company as a general partner would be held accountable for the partnership’s liabilities and if the business floundered, the investment company would be locked into its investment.27 Although an affiliated Protection Agreement exposes a Fund to the entrepreneurial risk of an affiliated Protection Provider’s business in the sense that any amounts due under the Protection Agreement would be unavailable if the Protection

[27]	Investment Company Act Release No. 13725 (January 17, 1984) (“Release 13725”).

Provider became insolvent, the relevant Fund’s assets would not be exposed to the business or other liabilities of the Protection Provider. The involvement of a Fund’s Independent Trustees in the selection of a Protection Provider together with the competitive biding process contemplated in the amendment, however, should ensure that only creditworthy Protection Providers, whether affiliated or not, are selected and that such selection will be made purely on the basis of financial and investment merit.
     As the Commission has noted, if risk prevention were the only purpose of Section 12(d)(3), the Section could have been drafted to permit registered investment companies to purchase the common stock of companies engaged in securities-related businesses. The Commission has reasoned that the total ban on investing in securities issued by companies engaged in the securities-related industry “makes sense only if another purpose of the Section was to prevent potential conflicts of interest.”28 As such, the Commission has viewed Section 12(d)(3) as one of several provisions, which, taken together, “were designed to prevent investment companies from being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers, whether or not those entities are affiliated persons of the companies.”29
     The Commission and its staff have stated that Section 12(d)(3) was intended to eliminate the possibility of certain reciprocal practices between investment companies and securities-related businesses. These reciprocal practices include the possibility that an investment company might purchase securities or other interests in a broker-dealer to

[28]	Id.

[29]	Id.

reward that broker-dealer for selling fund shares, rather than solely on investment merit.30 In addition, an investment company might direct brokerage to a broker-dealer in which the company has invested to enhance the broker-dealer’s profitability or to assist it during financial difficulty, even though that broker-dealer may not offer the best price and execution.31 The Commission staff has also stated that a broker-dealer’s advice to a customer regarding investments in investment companies may be influenced by the fact that one or more investment companies have invested in the broker-dealer.32
     Applicants submit that their request for an exemption from Section 12(d)(3) to permit Affiliated Protection Arrangements is consistent with the policy and intent underlying Section 12(d)(3). The Protection Agreements will not subject the Fund to the reciprocal practices that Section 12(d)(3) was intended to address. Shareholders of the Fund would know the identity of the Protection Provider at the time that they make their investment decisions since its identity would be disclosed in the Fund’s prospectus. In addition, the purpose of the Fund’s entering into a Protection Agreement is to provide Principal Protection or Protected Payments, as applicable, for the Fund at a fair price, not to reward a John Hancock Affiliate (or any other broker-dealer) for sales of Fund shares. The terms of the Protection Agreement will be negotiated with each bidder to obtain the most favorable terms for the Fund, and the terms of the Protection Agreement will be disclosed in the Fund’s prospectus prior to the shareholder making the decision to invest

[30]	Report of the Division of Investment Management Re: Letters from Certain Securities Industry Firms Requesting Modification of, or Exemption from Section 12(d)(3) of the Investment Company Act of 1940, attached to letter to Harry A. Jacobs, Jr., Chairman of the Board of the Bache Group, Inc., (Nov. 30, 1979), cited in Release 13725, at n.9.

[31]	Id.

[32]	American Medical Association Tax-Exempt Income Fund. Inc., SEC No-Action Letter (Mar. 24, 1978).

in the Fund. Furthermore, in terms of the risk-preventing element of the provision, when evaluating the credentials of a prospective Protection Provider, the Adviser and the Board will take into account the Protection Provider’s (and any parent guarantor’s) creditworthiness, any ratings assigned by a NRSRO and the availability of audited financial statements. Moreover, for the reasons discussed above with respect to Section 17(a), the conditions set forth herein will ensure that each Fund is operated in the interests of its shareholders and not in the interests of a John Hancock Affiliate or any other Protection Provider. Therefore, the Applicants submit that the exemption requested herein from Section 12(d)(3) meets the standards set forth in Section 6(c).
B. Precedents.
     The Commission granted relief to permit the same types of transactions as is requested in this Application. In AIG SunAmerica Asset Corp., et a1.33 (the “AIG Order”), the Commission granted an order to permit an affiliated person of an AIG advised fund to provide Principal Protection to the fund or to serve as a Hedging Counterparty. Applicants submit that the relief requested herein is substantially the same as that granted in the AIG Order, and that the policy considerations that supported the issuance of such order are equally applicable to the present Application.
     In Merrill Lynch Principal Protected Trust, et a1.34 (the “Merrill Lynch Order”), the Commission granted an order to permit an affiliated person, or second tier affiliate, of

[33]	AIG SunAmerica Asset Corp., et al., Investment Company Act Release No. 26725 (January 21, 2005) (Notice), Investment Company Act Release No. 26760 (February 16, 2005) (Order).

[34]	Merrill Lynch Principal Protected Trust, et al., Investment Company Act Release No. 26164 (August 20, 2003) (Notice), Investment Company Act Release No. 26180 (September 16, 2003) (Order).

a Merrill Lynch sponsored fund to provide Principal Protection to the fund or to serve as a Hedging Counterparty.
     In addition, in Societe Generale, et al.,35 the Commission granted relief from, among other provisions, Section 17(a) to permit an affiliated person of the principal underwriter of a registered investment company to write certain options deposited with the investment company and to make payments pursuant to the terms of such options to the investment company, and to purchase and exercise certain call options from such investment company. The relief granted in Societe Generale related to investment companies with fixed portfolios using standardized options where the only term open to a bidding process was the price. The relief sought by this Application relates to a form of Protection Agreement that is arrived at through a negotiation process of relevant terms in addition to price and that relates to managed investment companies.
     The Commission has also granted relief in the context of a registered investment company acquiring an insurance policy from an affiliated insurance company or from an unaffiliated insurance company that had a reinsurance arrangement with an affiliate of the investment company. For example, in Prudential-Bache Municipal Bond Fund, et a1.,36 the applicants sought and received an exemption from Section 17 of the Act to allow a registered fund’s affiliate to reinsure the obligations of an unaffiliated insurance company

[35]	Societe Generale, et al., Investment Company Act Release No. 26063 (May 29, 2003) (Notice), Investment Company Act Release No. 26081 (June 24, 2003) (Order) (“Societe Generale”).

[36]	Prudential-Bache Municipal Bond Fund, et al., Investment Company Act Release No. 16002 (Sept. 24, 1987) (Notice), Investment Company Act Release No. 16068 (October 21, 1987) (Order). See also, Prudential-Bache Unit Trusts, et al., Investment Company Act Release No. 15180 (June 27, 1986) (Notice), Investment Company Act Release No. 15231 (July 29, 1986) (Order) (granting exemptive relief from Section 17 of the Act to allow a second-tier affiliate of a unit investment trust to reinsure the payment of principal and interest on the securities held in the trust’s portfolio).

that had issued a policy insuring the timely payment of principal and interest on the securities held in the fund’s portfolio. Additionally, in Piper Jaffray Incorporated, et al.,37 the Commission granted an exemption from Section 17(a) and permitted certain transactions under Section 17(d) to allow the investment adviser of certain funds to indemnify the unaffiliated insurance company, which had provided a fidelity bond to the funds, against any payment under such bond that the unaffiliated insurance company may have to make to such funds. In SunAmerica Asset Management Corp., et al.,38 the funds received an order under Sections 17(b) and 6(c) of the Act permitting them to settle claims with an affiliated insurance company, which had provided directors’ and officers’/errors and omissions insurance to such funds.
     The Commission has also granted relief from Section 12(d)(3) under the Act where a registered fund sought to acquire a security issued by the affiliate of the fund’s investment adviser, which was engaged in the business of underwriting. For example, in American Century Companies, Inc. et al.,39 the Commission granted relief to allow registered funds to engage in securities transactions, entered into in the ordinary course of business, involving a broker-dealer or bank affiliate of such funds, including the purchase of certain securities issued by the affiliate. In PaineWebber Group, Inc., et al.,40 the Commission granted relief from Section 12(d)(3) to allow certain funds managed by

[37]	In the Matter of Piper Jaffray Incorporated, et al., Investment Company Act Release No. 17779 (Oct. 5, 1990) (Notice), Investment Company Act Release No. 17848 (Nov. 6, 1990) (Order).

[38]	SunAmerica Asset Management Corp., et al., Investment Company Act Release No. 24145 (Nov. 19, 1999) (Notice), Investment Company Act Release No. 24198 (Dec. 15, 1999) (Order).

[39]	American Century Companies, Inc. et al., Investment Company Act Release No. 25449 (March 1, 2002) (Notice), Investment Company Act Release No. 25501 (March 27, 2002) (Order).

[40]	PaineWebber Group, Inc., et al., Investment Company Act Release No. 23871 (June 15, 1999) (Notice), Investment Company Act Release No. 23893 (July 7, 1999) (Order).

PaineWebber to purchase commercial paper issued by subsidiaries of General Electric Company which were second-tier affiliates of the funds. In Commonfund Institutional Funds, et al.,41 the Commission granted relief from Section 12(d)(3) to allow a multi-managed registered fund to purchase securities issued by an affiliated subadviser (or an affiliate of such subadviser) with a portion of the assets of such fund that were managed by an unaffiliated subadviser.42 Finally, in Societe Generale, the Commission granted relief from Section 12(d)(3) to permit registered investment companies to purchase certain securities from an affiliated person of the companies’ principal underwriter or other issuers that are involved in securities-related activities.
VII. CONCLUSION
     Applicants submit that, for the foregoing reasons, the transactions proposed under this Application, conducted in accordance with the conditions set forth above, would meet the applicable standards for relief set forth in Sections 6(c) and 17(b) of the Act and Rule 17d-l(b) thereunder.

[41]	Commonfund Institutional Funds, et al., Investment Company Act Release No. 25694 (Aug. 7, 2002) (Notice), Investment Company Act Release No. 25726 (Sept. 4, 2002) (Order).

[42]	See also, SunAmerica Asset Management Corp., et al., Investment Company Act Release No. 25648 (July 3, 2002) (Notice), Investment Company Act Release No. 25689 (July 30, 2002) (Order); AXA Premier Funds Trust et al., Investment Company Act Release No. 25323 (Dec. 20, 2001) (Notice), Investment Company Act Release No. 25369 (Jan. 16, 2002) (Order); Goldman Sachs Group Inc., et al., Investment Company Act Release No. 23772 (April 7, 1999) (Notice), Investment Company Act Release No. 23816 (April 29, 1999) (Order). In 2003, the Commission also adopted Rule 17a-10, under which a subadviser of a fund may enter into transaction with funds the subadviser does not advise, but which are affiliated persons of a fund that it does advise. A subadviser and its affiliated person may also enter into transactions and arrangements with funds the subadviser does advise with respect to discrete portions of the subadvised fund for which the subadviser does not provide investment advice. All of the foregoing subject to certain conditions. Transactions of Investment Companies With Portfolio and Subadviser Affiliates, Investment Company Act Release No. 25888 (January 14, 2003).

VIII. PROCEDURAL MATTERS
     Pursuant to Rule 0-2(f) of the Act, the Applicants state that their address is as set forth on the cover page of this Application.
     Applicants further state that all written or other communication concerning this Application should be directed to:
Christopher P. Harvey, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116-5021
(617) 728-7167
with copies to:
John J. Danello
John Hancock Financial Services, Inc.
601 Congress Street
Boston, MA 02210
(617) 663-2844
     It is requested that the Commission issue an order pursuant to Rule 0-5 without a hearing.
     All actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this Application are authorized to do so. Copies of the resolutions authorizing the filing of this Application or other statements of authority as required by Rule 0-2(c)(l) under the Act are attached as Exhibits A-1 and A-2 to the Application.
     The verifications required by Rule 0-2(d) under the Act are attached as Exhibits B-1 and B-2.

SIGNATURES
     IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, Applicants have caused this Application to be duly signed on the 5th day of October, 2009.

JOHN HANCOCK ADVISERS, LLC
By:	/s/ John Danello
Name:	John J. Danello
Title:	Senior Vice President

JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC
By:	/s/ John Danello
Name:	John J. Danello
Title:	Senior Vice President

Exhibit A-1
AUTHORIZATION

CERTIFICATE OF JOHN HANCOCK ADVISERS, LLC
     I, John J. Danello, do hereby certify that I am Senior Vice President of John Hancock Advisers, LLC (“JHA”). I further certify that the following resolutions were duly adopted by written action of the Board of Directors of JHA on April 11, 2007, and that said resolutions are in full force and effect on the date hereof, and that I am fully authorized to so certify:
RESOLVED: That each of the officers of John Hancock Advisers, LLC (“JHA”) is authorized to prepare, execute and submit, on behalf of JHA an exemptive application to the Securities and Exchange Commission for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder, and any amendments or supplements thereto, for an order exempting JHA and any other named applicant(s) that are in control of, controlled by or under common control with JHA (collectively, “John Hancock Affiliates”) from Sections 17(a), 17(d) and 12(d)(3) of the 1940 Act to permit certain John Hancock Affiliates to provide principal protection to the investment companies advised by JHA or other John Hancock Affiliates, with such changes thereto as the officer executing the same, with advice of counsel, determines necessary, desirable or appropriate.
FURTHER RESOLVED: That each of the officers of JHA is authorized and directed to take such additional actions and to execute and deliver such other documents or instruments as s/he deems necessary, desirable or appropriate in furtherance of the above vote, his/her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.
     IN WITNESS WHEREOF, I have hereunto set my hand this 5th day of October, 2009.

/s/ John Danello
John J. Danello
Senior Vice President

A-1-1

Exhibit A-2
AUTHORIZATION

CERTIFICATE OF
JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC
I, John J. Danello, do hereby certify that I am Senior Vice President of John Hancock Investment Management Services, LLC (“JHIMS”). I further certify that the following resolutions were duly adopted by written action of the Board of Directors of JHIMS on April 11, 2007, and that said resolutions are in full force and effect on the date hereof, and that I am fully authorized to so certify:
RESOLVED: That each of the officers of John Hancock Investment Management Services, LLC (“JHIMS”) is authorized to prepare, execute and submit, on behalf of JHIMS an exemptive application to the Securities and Exchange Commission for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder and any amendments or supplements thereto, for an order exempting JHIMS and any other named applicant(s) that are in control of, controlled by or under common control with JHIMS (collectively, “John Hancock Affiliates”) from Sections 17(a), 17(d) and 12(d)(3) of the 1940 Act to permit certain John Hancock Affiliates to provide principal protection to the investment companies advised by JHIMS and other John Hancock Affiliates, with such changes thereto as the officer executing the same, with advice of counsel, determines necessary, desirable or appropriate.
FURTHER RESOLVED: That each of the officers of JHIMS is authorized and directed to take such additional actions and to execute and deliver such other documents or instruments as s/he deems necessary, desirable or appropriate in furtherance of the above vote, his/her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.
     IN WITNESS WHEREOF, I have hereunto set my hand this 5th day of October, 2009.

/s/ John Danello
John J. Danello
Senior Vice President

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Exhibit B-1
VERIFICATION
Dated: October 5, 2009
     The undersigned states that he has duly executed the attached Second Amendment to the Application, as so amended dated October 5, 2009, for and on behalf of John Hancock Advisers, LLC (“JHA”); that he is Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John Danello
By: John J. Danello

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Exhibit B-2
VERIFICATION
Dated: October 5, 2009
     The undersigned states that he has duly executed the attached Second Amendment to the Application, as so amended dated October 5, 2009, for and on behalf of John Hancock Investment Management Services, LLC (“JHIMS”); that he is Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John Danello
By: John J. Danello

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